December 22, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4720

Re:	Mainz Biomed N.V.
Registration Statement on Form F-3
File No. 333-291979

Acceleration Request
Requested Date: December 29, 2025
Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mainz Biomed N.V. (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-3 (Registration No. 333-291979) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Ortoli Rosenstadt LLP, by calling Tim Dockery at (212) 829-8946.

MAINZ BIOMED N.V.

By:	/s/ William Caragol
Name:	William Caragol
Title:	Chief Financial Officer